UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Nuo Therapeutics, Inc.

(Name of Subject Company)

Nuo Therapeutics, Inc.

(Name of Person Filing Statement)

Common Stock, $0.0001 par value

(Title of Class of Securities)

67059V209

(CUSIP Number of Class of Securities)

David E. Jorden

Chief Executive Officer and Chief Financial Officer

Nuo Therapeutics, Inc.

8285 El Rio, Suite 150

Houston, TX 77054

(832) 236-9060

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information.

The name of the subject company is Nuo Therapeutics, Inc., a Delaware corporation (the “Company”). The Company’s principal executive office is located at 8285 El Rio, Suite 150, Houston, TX 77054. The Company’s telephone number at this address is (832) 236-9060.

The title of the class of equity securities to which this statement on Schedule 14D-9 (together with the exhibits hereto, as it may be amended or supplemented, this “Schedule 14D-9”) relates is the Company’s common stock, $0.0001 par value per share (the “Shares”). As of the close of business on January 31, 2022, there were 37,124,205 Shares issued and outstanding.

Item 2. Identity and Background of Filing Person.

The name, business address and business telephone number of the Company, which is both the person filing this Schedule 14D-9 and the subject company, are set forth above in Item 1, which information is incorporated herein by reference.

This Schedule 14D-9 relates to the purported tender offer (the “Offer”) by Alternative Liquidity Index, LP, a Delaware limited partnership (“Offeror”) to acquire up to a maximum of 1,820,000 Shares at a price per Share of $0.01 (the “Offer Price”), net to the holder thereof in cash, without interest, less any applicable withholding of taxes, upon the terms and conditions set forth in the Offer to Purchase, dated January 21, 2022 (together with any amendments or supplements thereto, the “Offer to Purchase”). The Offer is disclosed in the Tender Offer Statement on Schedule TO (together with any amendments or supplements thereto, the “Schedule TO”) filed by the Offeror with the U.S. Securities and Exchange Commission (the “SEC”) on January 21, 2022. According to the Offer to Purchase, the address of the Offeror is c/o Alternative Liquidity Capital, 11500 Wayzata Blvd. #1050, Minnetonka, MN 55305.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

To the knowledge of the Company, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or any of its affiliates, on the one hand, and (i) the Company’s executive officer, directors, or affiliates or (ii) the Offeror or its executive officer(s), director(s), or affiliates, on the other hand.

Item 4. The Solicitation or Recommendation.

The Company expresses no opinion and is remaining neutral toward the Offer. The position of the Company is primarily because, as described below in Item 7, trading in the Shares of the Company is limited due to the lack of current information about the Company. As a result, there is no reliable indicator of the fair value of the Shares.

Although the Company expresses no opinion and is remaining neutral toward the Offer, the Company believes that stockholders should carefully consider the following information in making their own decisions of whether to accept or reject the Offer:

●

The Offer Price of $0.01 per share is materially lower than the warrant exercise price of $0.20 paid by stockholders of the Company in December 2021. That $0.20 per share exercise price paid by stockholders included the Chief Executive and Financial Officer, a Director, and a greater-than-10% stockholder of the Company. By comparison, the Offer Price of $0.01 per share is 2000% below that recent $0.20 per share warrant exercise price paid to the Company. Refer to Item 6 below for additional information about the $0.20 per share price in December 2021.

●

The Offeror is offering to purchase 4.9% of the outstanding Shares of the Company. That low percentage is typically associated with a “mini-tender offer”. Because a mini-tender offer is for less than 5% of the outstanding Shares, it is not subject to many of the disclosure and procedural requirements of SEC rules that are designed to protect investors. The SEC has cautioned investors about mini-tender offers, providing guidance to investors at http://www.sec.gov/investor/pubs/minitend.htm.

●

The Offeror has made similar unsolicited mini-tender offers for stock of other public companies. This is plainly evident in the “Letter to Shareholders” included in the Schedule TO filed with the SEC that refers to a different company (not Nuo Therapeutics).

●

A stockholder of the Company could conclude simply that a “penny” offering price per share represents the lowest denomination of currency possible. The Offer to Purchase does not describe in detail how the Offer Price was established. The Offeror acknowledges that it has not performed or commissioned any appraisal, or engaged any independent financial advisor or other third party to perform any valuation analysis or provide any opinion respecting the value of the Shares.

●

The limited trading in and lack of publicly available quotations for the Shares makes it difficult for a stockholder to value the Shares. The price per share a shareholder may be able to receive from a third party may be higher than $0.01 per share. Refer to Item 8 below for additional information about the “Expert Market” of the OTC Markets Group. Stockholders are urged to consult with their legal and financial professionals before determining whether to accept or reject the Offer.

●

Although the Company is not current in its reporting obligations with the SEC, the Company presently plans to file financial and other information for the fiscal years ended December 31, 2019, 2020, and 2021. If the Company is able to do so, the Shares of the Company may qualify for trading on a regular and publicly accessible market of the OTC Markets Group and at a price higher than $0.01 per share. However, there can be no assurance that the Company will be able do so or that an active trading market will develop. Further, due the lack of current information, the SEC may institute administrative proceedings to revoke the registration of the Shares.

To the Company’s knowledge after making reasonable inquiry, no executive officer, director, or affiliate of the Company has accepted the Offer and, based on inquiries of such persons, none of them intend to accept the Offer.

Item 5. Persons/Assets Retained, Employed, Compensated or Used.

Neither the Company nor any person acting on its behalf has employed, retained or compensated, or intends to employ, retain or compensate, any person to make solicitations or recommendations regarding the Offer.

Item 6. Interest in Securities of the Subject Company.

No transactions with respect to Shares have been effected by the Company or, to the Company’s knowledge after making reasonable inquiry, by any of its executive officer, directors, affiliates, or subsidiary during the 60 days prior to the date of this Schedule 14D-9, except for the transactions set forth below.

Effective as of December 1, 2021, the Company entered into a Warrant Modification Agreement with the holders of warrants to purchase an aggregate 6,865,461 Shares whereby such warrants were modified to adjust the exercise price from $0.40 per share to $0.20 per share. The modification represented a 50% reduction in the previous exercise price of the warrants.

The following persons, who are deemed affiliates of the Company, were parties to the Warrant Modification Agreement and acquired warrants exercisable for $0.20 per share:

Name	Affiliation with the Company	Number of Warrant Shares Modified
David Jorden	Chief Executive and Financial Officer	1,137,635
Scott Pittman	Director	1,222,635
Charles Sheedy	greater than 10% stockholder	1,431,615

These three affiliates represented 50.5% of the warrant holders who participated in the modification of the warrant exercise price at $0.20 per share.

On or about December 6 and 13, 2021, respectively, Mr. Jorden and Mr. Pittman assigned, for no consideration, warrants they held subject to the Warrant Modification Agreement representing 160,000 Shares and 322,635 Shares, respectively, to three individuals, unaffiliated with the Company, and such individuals subsequently exercised the assigned warrants in full at the modified exercise price of $0.20 per share.

In addition, on or about December 10, 2021, a single warrant holder, unaffiliated with the Company, who held warrants subject to the Warrant Modification Agreement entered into warrant exercise agreements with two persons (the “Purchasers”), also unaffiliated with the Company, pursuant to which the Purchasers paid the modified exercise price of $0.20 per share to the Company in exchange for 450,000 Shares and the single warrant holder received the remaining 450,000 Shares.

As of December 30, 2021, all warrants subject to the Warrant Modification Agreement had been exercised at $0.20 per share price for total consideration of $1,373,092 to the Company.

In the aggregate, the 6,865,461 Shares issued upon exercise of the warrants subject to the Warrant Modification Agreement at a price of $0.20 per share represented approximately 22.7% of the total outstanding Shares of the Company immediately prior to the Warrant Modification Agreement and approximately 18.5% of the total outstanding Shares of the Company immediately after.

For additional information regarding the Warrant Modification Agreement, please refer to the Current Report on Form 8-K filed by the Company which is included as an Exhibit (a)(2) to this Schedule 14D-9 and incorporated herein by reference.

Item 7. Purposes of the Transaction and Plans or Proposals.

The Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in, (i) a tender offer for or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (iii) any purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company, or (iv) any material change in the present dividend rate or policy, indebtedness or capitalization of the Company.

There are no transactions, board resolutions, agreements in principle or signed contracts that were entered into in response to the Offer that relate to, or would result in, one or more of the matters referred to in the preceding paragraph.

Item 8. Additional Information.

The Company is not current in its reporting obligations under Sections 13 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In particular, the Company has not filed its Annual Report on Form 10-K for the fiscal year ended December 31, 2019 or any subsequent periodic report.

The Company plans to become current in its reports and file financial and other information with respect to the fiscal years ended December 31, 2019, 2020, and 2021.

Notwithstanding the Company’s intentions to become current in its reports with the SEC, there can be no assurance that the Company will be able to file its delinquent reports with the SEC.

Further, notwithstanding the Company’s efforts to become current in its reports with the SEC, there can be no assurance that the Company will be able to maintain the registration of its Shares pursuant to the Exchange Act. Due to the delinquency in filing its reports, the Company may be subject to an administrative proceeding brought by the SEC pursuant to Section 12(j) of the Exchange Act to revoke the Exchange Act registration of the Shares of the Company.

In addition, due to the lack of current and publicly available information about the Company, trading in Shares of the Company has been limited since approximately September 30, 2021. Shares of the Company are eligible only for unsolicited quotes on the “Expert Market” of the OTC Markets Group. Quotations in Expert Market securities are restricted from public viewing. This designation by the OTC Markets Group severely limits the number of investors that might purchase the Shares and effectively prevents the development of an active trading market in the Shares.

Even if the Company becomes current in filing its financial and other information, there can be no assurance as to whether OTC Markets Group will ever enable the Shares to be quoted or that the Shares can successfully be traded on other trading platforms, or if they do, whether the value of the Shares will return, or have any value. As a result, any limited trading of the Shares is subject to having a higher risk of wider spreads, increased volatility, and price dislocations. Investors and holders may have difficulty selling their Shares.

Cautionary Note Regarding Forward-Looking Statements

This Schedule 14D-9 may include certain forward-looking statements with respect to the Offer and the Company’s plans for regaining compliance with its reporting under Exchange Act. These forward looking statements may generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “believes,” “plans,” “anticipates,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” “potential,” or similar expressions. Forward looking statements are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from the forward looking statements. The reader is cautioned not to unduly rely on these forward looking statements. The Company expressly disclaims any intent or obligation to update or revise publicly these forward looking statements except as required by law.

Item 9. Exhibits.

Exhibit No.	Description

(a)(1)	Press Release issued by the Company dated February 4, 2022

(a)(2)	Current Report on Form 8-K filed by the Company with the SEC on January 4, 2022

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Nuo Therapeutics, Inc.

By:	/s/ David E. Jorden
Name:	David E. Jorden
Title:	Chief Executive Officer and Chief Financial Officer

Dated: February 4, 2022